José Antonio Álvarez
Chief Financial Officer
September 19, 2007
Via EDGAR (Correspondence) and Courier

Mr. Kevin W. Vaughn
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Re:	Banco Santander Central Hispano, S.A.
Form 20-F for the Fiscal Year Ended December 31, 2006
File No. 001-12518

Dear Mr. Vaughn:

By letter dated September 5, 2007, you provided comments on behalf of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Bank’s annual report on Form 20-F for the fiscal year ended December 31, 2006 (“Form 20-F”). In response to your comments and on behalf of the Bank, we have provided responses to those comments and supplementary information as indicated below. The text set forth below in bold-faced type, immediately following each paragraph number, is a verbatim reproduction of the comments included in your letter and appears in the order set forth therein.

Consolidated Financial Statements
Note 1. Introduction, basis of presentation of the consolidated financial statements and other information
b) Basis of presentation of the consolidated financial statements, page F-7
1. In your response to comment 3 of our comment letter dated September 26, 2006, you indicated that you present a measure titled “Net Operating Income” in your consolidated income statement that excludes provisions and impairment losses based on the requirements of the Bank of Spain’s Circular 4/2004. Paragraph BC13 of IAS 1 expressly states that it would be inappropriate if items of an operating nature were excluded from net operating income. Therefore, please revise this section in future filings to explicitly disclose that the presentation required by the Bank of Spain’s Circular 4/2004 differs from IFRS in this respect, and provide the disclosures required by paragraph 18 of IAS 1.

Response

We have extracted Note 1. b) “Basis of presentation of the consolidated financial statements” from our 20-F and we have underlined the wording that will be added in future filings:

“Under Regulation (EC) no 1606/2002 of the European Parliament and of the Council of July 19, 2002, all companies governed by the law of an EU Member State and whose securities are admitted to trading on a regulated market of any Member State must prepare their consolidated financial statements in conformity with the International Financial Reporting Standards previously adopted by the European Union (“EU-IFRS”). Bank of Spain Circular 4/2004 of December 22, 2004 on Public and Confidential Financial Reporting Rules and Formats (“Circular 4/2004”) requires Spanish credit institutions to adapt their accounting systems to the principles derived from the adoption by the European Union of International Financial Reporting Standards. Therefore, the Group is required to prepare its consolidated financial statements for the year ended December 31, 2006 in conformity with the EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004, which profit and loss account mandatory presentation excludes Loan Losses from “Net Operating Income” and includes certain expenses in “Gross Income”.

With the new language set forth above, we believe that all disclosures required by paragraph 18 of IAS1 are included, given that:
•	the nature of the departure from paragraph BC13 of IAS1 is explained,
•
the Bank’s directors represent that the financial statements reasonably represent the financial condition and cash flows of the Bank (Note 1-b), and the reasons for the departure from IFRS (i.e. the obligation to conform with EU-IFRS as required to be applied by Bank of Spain), and

•	the impact of the departure, because it is a matter of presentation format, is clear as Loan Losses are recognized under a sole profit and loss line item.

2. Similarly, your response to comment 1 of our comment letter dated September 26, 2006 indicates that you are presenting a measure titled “Gross Income” on your consolidated income statement based on the requirements of the Bank of Spain’s Circular 4/2004. However, the measure as you have computed it does not reflect gross income in the sense that it is generally defined because it does not include all income amounts and it is reduced by certain expenses. Therefore, please revise this section in future filings to explicitly disclose that the presentation required by the Bank of Spain’s Circular 4/2004 differs from IFRS in this respect, and provide the disclosures required by paragraph 18 of IAS 1.

Response

See response to comment 1.

d) Measurement of financial assets and liabilities and recognition of fair value changes
iii) Valuation techniques, page F-19
3. In future filings, please revise to disclose the assumptions used in your internal models to determine the fair value of each class of financial instruments. Refer to paragraph 27 of IFRS 7.

Response

In future filings we will enhance our description of the assumptions used in our internal models as follows:

“The main techniques employed in the "internal models" are as follows:

▪
In the valuation of financial instruments which are linear and permit static hedging (basically, forwards, futures and swaps), the “present value” method is used. The expected future cash flows are discounted back to the present valuation date, using market standard yield curves of the relevant currencies. Typically the points in the yield curves are quoted and traded on the markets, hence the fair values of these instruments are deemed to be non-arbitrageable fair values;

▪
In the valuation of financial instruments which are non-linear and require dynamic hedging (e.g. options and structured instruments), the Black-Scholes paradigm is mainly used. In the Black-Scholes paradigm, a non-linear instrument is assumed to be hedgeable by a linear instrument (“delta hedge”) within a small and finite range in underlying spot price and time. As and when the market moves outside the small range, the linear hedge has to be adjusted (hence the wording dynamic). This allows to set up a partial differential equation (PDE) which can be used to solve the fair value of the non-linear instruments. The fair value of such non-linear instrument is effectively the (dynamic) hedging cost. In valuing such instruments within the Black-Scholes paradigm, “volatility smile and skew” are  considered and priced in when appropriate (i.e. the volatility assumption in the original Black-Scholes single-volatility model is expanded, or calibrated, in order to fit all the relevant market quotes available). Calibration to the traded and observable market quotes is very important, as it is assumed that the instrument to be priced can be hedged by the standard market  instruments in a consistent manner. Typically, in addition to analytical formulae solutions, numerical techniques (e.g. PDE solver, Monte Carlo engine, trinomial tree) are required to solve the relevant PDE.;

▪
In the valuation of financial instruments exposed to non-linear interest rate risks, in addition to the Black-Scholes paradigm (which is used to value European style options, e.g. cap/floor, swaption), the entire term structure of the yield curve is modeled for some instruments. Notably, the Heath-Jarrow-Morton model is employed in the term structure modeling, which takes into account the de-correlation of the short and long end of the yield curve. Such models calibrate to the market-quoted yield curve term structure, and traded option quotes whenever appropriate. Such calibration assumes that the instruments concerned can be hedged and risk managed by the market traded products (e.g. interest rate futures, caps/floors, etc). Hence the price of such instrument is effectively bench-marked to the observable market parameters whenever possible;

▪
Credit risk is measured using both linear and non-linear models. In the linear case (e.g. CDS, or risky bonds), the methodology (hence assumption) is similar to that applied to linear interest rate instruments (e.g. swaps or bonds). For non-linear instruments, if the instruments are exposed to individual credits, typically the loss-given-default probability is modeled for those credits using market standard Gaussian copula methodology. In such methodology, the correlation between individual credits is considered and modelled using Gaussian copula. The joint loss (probability) distribution can then be calculated using numerical techniques, including solving differential equations. Once the joint loss (probability) distribution is obtained, the statistical average (or expectation) can be obtained by integrating the relevant part of the probability distribution curve, as the fair value. If the instruments are exposed to the risks of CDS term structure, the model (hence assumption) used is similar to that used in the measurement of interest rate term structure risk.”

Note 5. Remuneration and other benefits paid to the Bank’s directors and senior managers
e) Loans, page F-52
4. Please revise to disclose in future filings, if true, that loans to related parties were made on terms equivalent to those on an arms length basis. Refer to paragraph 21 of IAS 24.

Otherwise, please revise to disclose the favorable terms on which such loans were made to the extent the disclosure in applicable pursuant to paragraph 17 of IAS 24.

Response

The required statement is already disclosed in Item 7.B) and Note 55 of our Form 20F for the year ended December 31, 2006. In future filings of our Forms 20F, we will include similar wording in relation to Note 5.e) “Loans” of our 20-F.

Note 58.3 Net Income and Stockholder’s Equity reconciliations
Notes to the Net Income and to the Stockholder’s Equity Reconciliation. Allowances for credit losses, page F-162.
5. In future filings, please revise your disclosure at the top of page F-163 regarding your use of “peer group” information pursuant to the Bank of Spain’s Circular 4/2004 to more clearly specify the scope of your use of such data. If, as you have indicated in past correspondence and discussions, your use of peer group information for the calculation of allowances is limited to loans made within the Spanish market, please revise this section in to disclose that fact. Please similarly revise your allowance methodology disclosures elsewhere in the filing, including but not limited to Note 2.g).

Response

In order to specify the scope of our use of peer group information, we will modify our disclosures in Note 2.g) “Impairment of financial assets” as stated below (we have underlined the wording that we will add in future filings). In addition, we will provide similar disclosures in other appropriate places of our Form 20-F.

“… Based on its experience and on the information available to it on the Spanish banking industry, the Bank of Spain has established various risk categories, applying a range of necessary allowances to each category of debt instruments and contingent exposures classified as standard (performing) that are held by Spanish financial entities or that arise from transactions in the name of residents in Spain booked in foreign subsidiaries of Spanish financial entities.
…”

Note 58.5 Consolidated financial statements, page F-174
6. The Minority Interest of Euros 3,060,475,000 as of December 31, 2006, presented on page F-176 for EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 is not consistent with the Minority Interest amount of Euros 2,220,743,000 presented on page F-160. Please reconcile this inconsistency.

Response

On page F-160, we include our EU-IFRS Minority interests and our EU-IFRS Stockholders’ Equity as the opening balance for our stockholders’ equity reconciliation. Therefore the €2,220,743 thousands are the minority interests that we include on page F-2 (Consolidated Balance Sheets) in our audited consolidated balance sheets.

On page F-176, we include our consolidated balance sheets under EU-IFRS required to be applied under Bank of Spain’s Circular 4/2004 reformatted to conform to the presentation guidelines set forth in Regulation S-X. As explained on page F-175 (Note 58.5), application of

FIN46-R resulted in the classification in minority interest of some issuances made from operating subsidiaries, increasing minority interests under presentation guidelines set forth in Regulation S-X.

Therefore minority interests as disclosed under IFRS and Regulation S-X differ as follows:

Thousands of euros
	2006	2005	2004
EU-IFRS Minority interests (page F-160)	2,220,743	2,848,223	2,085,316
Total adjustments	839,732	1,227,544	1,202,477
Regulation S-X Minority interests (page F-176)	3,060,475	4,075,767	3,287,793

These adjustments are also explained on page F-175.

7. Please revise future filings to provide a condensed Statement of Cash Flows for your parent company. Refer to Rule 12-04 of Regulation S-X

Response

In future filings, we will include the condensed Statement of Cash Flows of our parent company.

Note 59.4 Derivative Financial Instruments, page F-197
8. Please address the following regarding your use of intercompany derivatives which you briefly describe on page F-198:
a.
Please tell us in more detail the process by which derivative instruments are obtained by your lines of business for hedge accounting purposes. For example, tell us which group or groups (i.e Treasury, Trading Desk, etc.) are responsible for obtaining these derivative instruments, and describe the process by which they are obtained.

b.	Tell us if the responsible groups obtain the derivative instruments from internal or external sources or both.
c.
Tell us who is responsible for determining whether the conditions for hedge accounting are achieved for IAS 39 and how they make that determination. Additionally, tell us how they specifically consider the internal and external hedging instruments.

d.
Tell us who is responsible for determining whether the conditions for hedge accounting are achieved for SFAS 133 and how they make that determination. Additionally, tell us how they specifically consider the internal and external hedging instruments.

e.	In connection with the above, tell us in detail how the lines of business determine whether the conditions for hedge accounting are achieved for purposes of IAS 39.
f.	Similarly, tell us in detail how the lines of business determine whether the conditions for hedge accounting are achieved for purposes of SFAS 133.

Response

As disclosed in Note 2.b) “Basis of consolidation” to our consolidated financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2006, “all balances and transactions between consolidated entities are eliminated on consolidation”. This consolidation principle also applies with respect to intercompany derivatives.

As explained in our Form 20-F, Group companies enter, individually, into intercompany derivatives transactions for the purpose of managing their own financial risks. Occasionally, these transactions are treated as hedge transactions in their individual financial statements; in that case, the hedging transaction is managed as explained in the following responses to comments c) and d).

Additionally and in response to the six bullet items in the comment above, we have prepared the following responses with respect to the Group’s procedures presented in the same order as above with the Staff’s comments in bold and underlined.

a.
Please tell us in more detail the process by which derivative instruments are obtained by your lines of business for hedge accounting purposes. For example, tell us which group or groups (i.e Treasury, Trading Desk, etc.) are responsible for obtaining these derivative instruments, and describe the process by which they are obtained.

Transactions with this aim are centralized in the Group’s Financial Management Area, either at its own request or at the request of another Group unit, particularly Global Treasury or the Controller’s Unit. Please see paragraph d) below for the descriptions of the issues and responsibilities of each area of the Group.

b.	Tell us if the responsible groups obtain the derivative instruments from internal or external sources or both.

The only transactions that qualify for hedge accounting are transactions involving a market counterparty and, therefore, as much as possible, we avoid performing these transactions with companies that form part of the Consolidated Group.

c.
Tell us who is responsible for determining whether the conditions for hedge accounting are achieved for IAS 39 and how they make that determination. Additionally, tell us how they specifically consider the internal and external hedging instruments.

d.
Tell us who is responsible for determining whether the conditions for hedge accounting are achieved for SFAS 133 and how they make that determination. Additionally, tell us how they specifically consider the internal and external hedging instruments.

Hedging transactions are normally arranged with non-Group third parties, in which case, the relevant Business Area which orders the hedge is responsible for identifying, when the trade is arranged, which are the hedged instruments and which are the hedging instruments, and their objectives and strategy, and for notifying the other areas involved of its intention to apply hedge accounting to the arranged transaction.

If it is necessary to perform the hedge through another Group company, which simultaneously engages in a back-to-back transaction with an external counterparty, a hedge file is opened which includes the hedged item and the hedging transactions (both with counterparties in the market), although they may be arranged by different Group units.

In general, main functions to be carried out by the various areas of each business unit or subsidiary involved in setting up and maintaining a hedge accounting transaction are established as describe below:

Executive Committee (“Comisión Ejecutiva”): Among other functions, the Executive Committee of the Bank is in charge of identifying the main risks related to the Group’s entities or units, specially the risk arising from hedging transactions, and setting up Group risk management policies.

Management Control Area (“Control de Gestión”):
•	In charge of supervising all hedging activities of the Group.
•	Management, handling, control and safekeeping of the files.
•	Responsible for dealings with the regulator and auditors.
•	Ensures compliance of hedging relationships with IAS 39 and SFAS133 provisions as further explained in response to 7-e below.

Financial Risk Area (“Riesgos Financieros”):
•	Review of the assessment methodology of the tests that the hedges are required to meet.
•	Provide the relevant information regarding the transactions in the ALCO (Executive Committee) portfolio to Financial Management at the end of the month.

Financial Management Area (“Gestión Financiera”):
•	Identify the hedge transaction from inception, when it is arranged.
•	Prepare and maintain the hedging relationships files.

Treasury Area (“Tesorería”):
•
Identify and match against the market, according to the instructions received, the transactions it arranges with Financial Management against the market to meet the requirement for the hedge to be performed with a non-Group third party.

•	Establish an ALCO portfolio separate from the other portfolios to include transactions arranged with Financial Management which must be hedged against market to be considered “hedging”.

Market Financial Transactions Area (“Área de Operaciones Financieras de Mercado”):
•	Preparation and safekeeping of the documentation and contracts relating to derivative transactions.

Controller’s Unit and Financial Regulation Area (“Área de Intervención General y Regulación Financiera”):
•	Definition of concepts, accounting issues, policies etc. and notification of such matters to the applicable units.

e.	In connection with the above, tell us in detail how the lines of business determine whether the conditions for hedge accounting are achieved for purposes of IAS 39.

Each unit will classify a transaction as a hedge for accounting purposes, when the following two requirements are met:
•	At inception of each hedging relationship, its designation, objective, strategy and effectiveness are documented in an individual file.
•
The hedging relationship must be highly effective during the entire period envisaged to offset the changes in fair value or in the cash flows attributed to the hedged risk, in a manner consistent with the risk management originally documented.

Effectiveness means that the variation of the hedge with respect to the initial objective must be within a range of between 80% and 125%, which must be complied with over the entire life of the hedge as such. To show the effectiveness of the hedge, it must pass the following two tests:
•	Prospective test: This test will show that, in the future, based on the estimated market rates or prices, the hedge will remain within the maximum range mentioned above.
•	Retrospective test: This test will review that, in the past, from its date of creation to the current date, the hedge has remained within the permitted range.
The Management Control Area is in charge of performing these tests (under IAS 39 and SFAS 133), using the assessment methodology for the instruments established by the Financial Risk Area. Although IAS 39 and Bank of Spain regulations require these tests to be performed at least quarterly, the Group has set monthly testing as a best practice policy.

f.	Similarly, tell us in detail how the lines of business determine whether the conditions for hedge accounting are achieved for purposes of SFAS 133.

The manner for determining the conditions under which a transaction can be treated for hedge accounting purposes according to SFAS 133 does not differ substantially from that established for IAS 39.

Nevertheless, as we explained in the response to comment 36 of your comment letter dated September 26, 2006 and in Note 58.3.f) of our 2006 Form 20-F, IFRS and US GAAP differ, in certain respects, in the requirements for hedge accounting for these transactions. Accordingly, all hedging relationships are separately considered under each GAAP to ensure that the respective rules under IFRS and U.S. GAAP are satisfied.

In this regard, the Group has established adequate procedures to enable it, where necessary, to keep a two-fold documentation of each hedging relationship file (IFRS and US GAAP).

As we explained previously, the Management Control Area is responsible for performing (prospective and retrospective) effectiveness tests, in accordance with both IAS 39 and SFAS 133. If these tests disclose any divergence in treatment with respect to application of IAS 39 (different recognition of ineffectiveness or discontinuation of the hedge under SFAS 133), the business Unit informs the other areas involved in the hedging transaction, and the Controller’s Area is responsible for the correct recognition for accounting purposes in accordance with US GAAP (basically SFAS 133).

*  *  *  *

In addition, as requested, we acknowledge that:

•	The Bank is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Bank may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions about the responses contained herein, please contact José Antonio Álvarez at +34-91-289-32-80.

Very truly yours,

/s José Antonio Álvarez
José Antonio Álvarez
Chief Financial Officer

Cc:
Mr. Nicholas Adams Kronfeld, Davis Polk & Wardwell
Mr. Germán de la Fuente, Deloitte, S.L.
Mr. Manuel Arranz, Deloitte, S.L.
Mr. Fernando Ros, Deloitte, S.L.
Ms. Mónica Cueva, Banco Santander, S.A.
Mr. José Galiana, Banco Santander, S.A.
Mr. Javier del Castillo, Banco Santander, S.A.